[Letterhead of Fleetwood Enterprises, Inc.]

December 9, 2008

Via EDGAR and E-mail PDF

Nicholas Panos, Senior Special Counsel

Perry Hindin, Special Counsel

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Mail-Stop 3628

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:	Fleetwood Enterprises, Inc.
Registration Statement on Form S-4
File No. 333-154840
Filed October 30, 2008

Schedule TO
File No. 005-30637
Filed October 30, 2008

Fleetwood Enterprises, Inc.
Registration Statement on Form S-4
File No. 333-155099
Filed November 6, 2008

Schedule TO
File No. 005-30637
Filed November 6, 2008

Dear Messrs. Panos and Hindin:

In connection with the above referenced Registration Statements, as amended, and related Schedule TO filings, as amended, and in response to certain oral comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) that our legal counsel received on Monday, December 8, 2008, we are supplementally providing you with the following additional information, responses and representations.  Capitalized terms below not otherwise defined herein have the meanings ascribed to them in our prior response letters to SEC comments dated as of November 28, 2008 and December 3, 2008.

1.                                     Reliance on No-Action Letters

In response to the Staff’s oral comments and prior written comments with respect to compliance with Rules 14e-5(a) and 13e-4(f)(6) of the Exchange Act, we represent to the Staff that we are affirmatively relying on the following no-action letters: PMI Group, Inc., SEC No-Action Letter (July 6,

2006) and CenterPoint Energy, Inc., SEC No-Action Letter (Dec. 21, 2006), in which the Staff did not object to similarly structured offers done under similar circumstances.

2.             Policy Concerns

We believe that the filing of the Registration Statements and related Schedule TOs and the running concurrently of the two offers do not implicate the policy concerns underlying Rule 13e-4(f)(6) of the Exchange Act because the Refinancing Transaction and Repurchase Transaction are not competing transactions, but rather one transaction whereby alternative forms of consideration are being offered to holders of Old Debentures.  We note that the indenture governing the Old Debentures (the “Indenture”) requires us to satisfy potential repurchase obligations in cash or stock relating to Debenture holders’ put rights.  However, it would be administratively burdensome and inefficient for us to seek to provide alternative forms of consideration in connection with an offer to satisfy such contractual obligations in one transaction because the Indenture does not provide for such alternative form of debt consideration.  Moreover, due to declining market conditions, we believed it would be advisable to offer an alternative form of consideration whereby holders of Old Debentures could exchange Old Debentures for New Notes and common stock in addition to the cash and/or stock permitted under the Indenture.   Accordingly, we determined that it was advisable to prepare two separate Registration Statements and related Schedule TOs to reflect the alternative forms of consideration being offered to holders.

Under Rule 13e-4(f)(6), if the transactions were structured as one offer, the transactions would not violate Rule 13e-4(f)(6).  Therefore, since we believe that the transactions could be done as one offer and are tantamount to one offer, they should not run afoul of the policy concerns underlying Rule 13e-4(f)(6).

3.             Comparison of Prior No-Action Letters

In comparing our facts with those in the prior no-action letters cited above, we noted in our prior correspondence to the Staff that the Refinancing Transaction is expected to be “economically advantageous” over the Repurchase Transaction.  Our intention was simply to note that the Repurchase Transaction, standing on its own, given the current volume weighted average price of our common stock, is unlikely to close in the event that all or substantially all of the Old Debentures are tendered therein because we would not have sufficient authorized shares of common stock to satisfy our repurchase obligation under the Indenture.  We acknowledge that our stated explanation may be distinguishable from the use of the “economically advantageous” factor cited in the no-action letters upon which we are relying but do not believe the distinction is detrimental to our reliance on such no-action letters.  We further submit and clarify our belief that the Refinancing Transaction is not necessarily “financially superior” or “economically advantageous” to the Repurchase Transaction, but rather, we believe the Refinancing Transaction presents a viable alternative to a situation where we would otherwise be unable to close the Repurchase Transaction and satisfy our repurchase obligation under the Indenture.

Should there be any questions, please do not hesitate to contact Jim Moloney at (949) 451-4343 or me at (951) 351-3740.

Sincerely,

/s/ Leonard J. McGill
Leonard J. McGill
SVP, Corporate Development,
General Counsel & Secretary

cc:	Michelle Anderson
Amanda McManus
Michelle Lacko
Liz Sandoe
Brad Gude
Securities and Exchange Commission
Steven R. Finley
James J. Moloney
Gibson, Dunn & Crutcher LLP